TruMeasure Corporation
(the "Company")
a Delaware Corporation

Financial Statements (unaudited) and Independent Accountant's Review Report

Years Ended December 31, 2024 & 2023

Table of Contents



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: TruMeasure Corporation. Management

We have reviewed the accompanying financial statements of TruMeasure Corporation (the Company) which comprise the statement of financial position as of December 31, 2024 & 2023 and the related statements of operations, statement of changes in shareholders' equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Rashellee Herrera | CPA,CISA,CIA,CFE,CCAE | #AC59042
On behalf of RNB Capital LLC
Sunrise, FL
March 12, 2025

TRUMEAUSURE CORPORATION
STATEMENT OF FINANCIAL POSITION

	As of December 31,	
	2024	**2023**
ASSETS		
Cash and Cash Equivalents	984	-
Total Current Assets	984	-
TOTAL ASSETS	984	-
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities	-	-
Total Current Liabilities	-	-
Non-Current Liabilities	-	-
Total Non-Current Liabilities	-	-
TOTAL LIABILITIES	-	-
EQUITY		
Common Stock	85	-
Additional Paid in Capital	3,182	3,161
SAFE	100,000	-
Accumulated Deficit	(102,283)	(3,161)
Total Equity	984	-
TOTAL LIABILITIES AND EQUITY	984	-

See Accompanying Notes to these Unaudited Financial Statements

TRUMEASURE CORPORATION
STATEMENT OF OPERATIONS

	Year Ended December 31,	
	2024	**2023**
Operating Expenses		
General and Administrative	(99,122)	(3,161)
Total Operating Expenses	(99,122)	(3,161)
Operating Income (loss)	(99,122)	(3,161)
Earnings Before Income Taxes	(99,122)	(3,161)
Provision for Income Tax Expense/(Benefit)	-	-
Net Income (loss)	(99,122)	(3,161)

See Accompanying Notes to these Unaudited Financial Statements

TRUMEASURE CORPORATION
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	Common Stock					
	# of Shares Amount	$ Amount	APIC	SAFE	Accumulated Deficit	Total Shareholder Equity
Beginning Balance at 5/20/2023	-	-	-	-	-	-
Issuance of Common Stock	-	-	-	-	-	-
Additional Paid in Capital	-	-	3,161	-	-	3,161
SAFE	-	-	-	-	-	-
Net Income (Loss)	-		-	-	(3,161)	(3,161)
Ending Balance 12/31/2023	-	-	3,161	-	(3,161)	-
Issuance of Common Stock	8,523,110	85	-	-	-	85
Additional Paid in Capital	-	-	21	-	-	21
SAFE	-	-	-	100,000	-	100,000
Net Income (Loss)	-	-	-	-	(99,122)	(99,122)
Ending Balance 12/31/2024	8,523,110	85	3,182	100,000	(102,283)	984

See Accompanying Notes to these Unaudited Financial Statements

TRUMEASURE CORPORATION
STATEMENT OF CASH FLOWS

	Year Ended December 31,	
	2024	**2023**
OPERATING ACTIVITIES		
Net Income (Loss)	(99,122)	(3,161)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	-	-
Net Cash provided by (used in) Operating Activities	(99,122)	(3,161)
INVESTING ACTIVITIES		
Net Cash provided by (used by) Investing Activities	-	-
FINANCING ACTIVITIES		
Issuance of Common Stock/Member contributions	85	-
APIC	21	3,161
SAFE	100,000	-
Net Cash provided by (used in) Financing Activities	100,106	-
Cash at the beginning of period	-	-
Net Cash increase (decrease) for period	984	-
Cash at end of period	984	-

See Accompanying Notes to these Unaudited Financial Statements

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

TruMeasure Corporation ("the Company") was formed in Delaware on March 20th, 2023. The Company is developing an innovative direct-to-consumer solution that leverages AI-driven technology to address long-standing challenges in bra fitting, providing women with a more accurate and personalized fit. The Company aims to generate revenue through e-commerce sales, offering proprietary fit technology and premium intimate apparel tailored to individual body shapes and needs.

The Company is headquartered in Oakland, California, and its customers will be located primarily in the United States, with plans for future expansion into international markets.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Emphasis of Matter on Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. While the Company has not yet commenced its principal operations and will likely realize losses prior to generating positive working capital for an unknown period of time, the management has taken significant steps to secure the necessary resources to support ongoing operations and mitigate substantial doubt about the Company's ability to continue as a going concern.

As part of its strategy, the Company has secured Simple Agreements for Future Equity (SAFE) from third parties for additional funding and is actively executing revenue-generating initiatives. Given these factors, management believes it has alleviated the substantial doubt that previously existed regarding the Company's ability to continue as a going concern. However, the continued execution of its business strategy remains critical to maintaining financial stability.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2024 and December 31, 2023.

Cash and Cash Equivalents
The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $984 and $0 in cash as of December 31, 2024 and December 31, 2023, respectively.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company's primary obligation will be determined once the first contract is signed or sales are ready to launch.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of bank service charges, business license and fees, dues and subscription, professional fees, accounting fees, consulting services, planning and development expenses, software expenses, supplies and materials, communication expenses, and other miscellaneous expenses.

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions. The Company's primary tax jurisdictions are California and Delaware.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

The Company did not have any liabilities and debt as of December 31, 2023 and December 31, 2024, respectively.

NOTE 6 – EQUITY

The Company has authorized 10,000,000 of common shares with a par value of $0.00001 per share. 8,523,110 shares were issued and outstanding as of December 31, 2024.

Voting: Common stockholders are entitled to one vote per share.

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

Simple Agreements for Future Equity (SAFE)

During the period ending December 31, 2024, the Company entered into two (2) SAFE agreements (Simple Agreement for Future Equity) with third parties. The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the Company during a qualified equity financing before the termination of the SAFE. The SAFE will automatically convert into the greater of (1) the number of shares of Standard Preferred Stock equal to the Purchase Amount divided by the lowest price per share of the Standard Preferred Stock; or (2) the number of shares of Safe Preferred Stock equal to the Purchase

Amount divided by the Safe Price. Each agreement is subject to a valuation cap. The valuation cap of the SAFE is $10,000,000.00.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2024 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through March 12, 2025, the date these financial statements were available to be issued. No events require recognition or disclosure.